SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Press Release Issued by Business Objects on Monday, December 3, 2007
Business Objects: Public notification of availability of the information related to the legal, financial and accounting characteristics of Business Objects S.A.
Pursuant to article 231-28 of the General Regulations of the French
Autorité des Marchés Financiers
PARIS, France; SAN JOSÉ, Cal. — December 3, 2007 — Business Objects (Nasdaq: BOBJ; Euronext Paris ISIN code FR0004026250 — BOB), the world’s leading provider of business intelligence (BI) solutions, today announced the filing with the French Autorité des Marchés Financiers and the availability to the public on its website (www.businessobjects.com) of the information related to the legal, financial and accounting characteristics of Business Objects S.A. in the context of the tender offer initiated by SAP.
This information is also available on the website of the French Autorité des Marchés Financiers (“AMF”) (www.amf-france.org). Copies of this information may also be acquired free of charge by writing to Business Objects S.A., 157-159 rue Anatole France in Levallois-Perret (92300).
Business Objects notes that pursuant to article L. 621-8 of the French Monetary and Financial Code (Code monétaire et financier) and article 231-26 of the AMF General Regulations, the AMF approved visa no. 07-426 dated November 27, 2007 on the note d’information en réponse established in the context of the tender offer initiated by SAP. This note d’information en réponse is also available on the Business Objects website (www.businessobjects.com).
Business Objects also notes that the tender offer initiated by SAP should open on December 4, 2007 and close on January 10, 2008.
This press release is published by Business Objects pursuant to article 231-28 of the AMF General Regulations.
About Business Objects
Business Objects has been a pioneer in business intelligence (BI) since the dawn of the category. Today, as the world’s leading BI software company, Business Objects transforms the way the world works through intelligent information. The company helps illuminate understanding and decision-making at more than 44,000 organizations around the globe. Through a combination of innovative technology, global consulting and education services, and the industry’s strongest and most diverse partner network, Business Objects enables companies of all sizes to make transformative business decisions based on intelligent, accurate, and timely information.

Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 — BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.
Business Objects and the Business Objects logo, BusinessObjects, WebIntelligence, Crystal Reports, Intelligent Question, Xcelsius and Desktop Intelligence are registered trademarks and the intellectual property of Business Objects S.A. and/or its subsidiaries in the United States and/or other countries. All other company or product names mentioned herein are trademarks of their respective owners.

The diffusion, publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. This press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.
This press release may not be published, distributed or disseminated or otherwise sent into the United States (including in U.S. territories and holdings, or in any of these States, as well as in the District of Columbia), Canada, Japan, or in any other country. This press release may be distributed, published or sent in the United Kingdom only to (i) professional investors falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) to entities who hold a certain level of assets (“high net worth entities”) or to any other type of person to whom it may be legally transmitted, falling within article 49(2) (a) to (d) of the Order (together the “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.
Business Objects Contact
Edouard Lassalle
Investor Relations Director, Europe
Tel.: +33 1 41 25 24 33
edouard.lassalle@businessobjects.com
Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the final Note d’Information and the final Note en Réponse filed by SAP and by Business Objects, respectively, for which visas were received from the AMF on November 27, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of the final Note d’Information and the final Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.